Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-223156

$1,500,000,000 5.088% Fixed-to-Floating Rate Subordinated Notes due 2030

Barclays PLC

Pricing Term Sheet

Issuer:	Barclays PLC (the “Issuer”)

Notes:	$1,500,000,000 5.088% Fixed-to-Floating Rate Subordinated Notes due 2030 (the “Notes”)

Status:	Dated Subordinated Debt / Unsecured / Tier 2

Legal Format:	SEC registered

Principal Amount:	$1,500,000,000

Trade Date:	June 13, 2019

Settlement Date:	June 20, 2019 (T+5) (the “Issue Date”)

Maturity Date:	June 20, 2030 (the “Maturity Date”)

Coupon:	From (and including) the Issue Date to (but excluding) June 20, 2029 (the “Par Redemption Date” and such period the “Fixed Rate Period”), 5.088%.

From (and including) the Par Redemption Date to (but excluding) the Maturity Date (the “Floating Rate Period”), the interest rate will be equal to LIBOR (as described below), as determined on the applicable Interest Determination Date (as defined below), plus the Margin (as described below) (the “Floating Interest Rate”). The Floating Interest Rate will be reset quarterly on each Interest Reset Date (as defined below). The Floating Interest Rate will not be less than zero.

Fixed Rate Interest Payment Dates:	During the Fixed Rate Period, interest will be payable semi-annually in arrear on June 20 and December 20 in each year, commencing on December 20, 2019 and ending on the Par Redemption Date.

Floating Rate Interest Payment Dates:	During the Floating Rate Period, interest will be payable quarterly in arrear on September 20, December 20, March 20 and the Maturity Date (each a “Floating Rate Interest Payment Date”).

Interest Reset Dates:	During the Floating Rate Period, the Floating Interest Rate will be reset quarterly on the Par Redemption Date, September 20, December 20 and March 20 (each an “Interest Reset Date”). If any Interest Reset Date would fall on a day that is not a Business Day, the Interest Reset Date will be postponed to the next succeeding Business Day, except that if that Business Day falls in the next succeeding calendar month, the Interest Reset Date will be the immediately preceding Business Day.

Interest Periods:	During the Floating Rate Period, each interest period on the Notes will begin on (and include) a Floating Rate Interest Payment Date and end on (but exclude) the following Floating Rate Interest Payment Date, provided that the first of such interest periods will begin on and include the Par Redemption Date and will end on, but exclude, September 20, 2029.

Interest Determination Dates:	The “Interest Determination Date” for each Interest Period will be the second London Banking Day (as defined below) preceding the applicable Interest Reset Date. “London Banking Day” means any day on which dealings in U.S. dollars are transacted in the London interbank market.

Day Count:	30/360, following, unadjusted (during the Fixed Rate Period). Actual/360, modified following, adjusted (during the Floating Rate Period).

Business Days:	Any weekday, other than one on which banking institutions are authorized or obligated by law, regulation or executive order to close in London, England or in the City of New York, United States.

Preliminary Prospectus Supplement:	Preliminary Prospectus Supplement dated June 13, 2019 (the “Preliminary Prospectus Supplement,” incorporating the Prospectus dated April 6, 2018 relating to the Notes (the “Prospectus”)). If there is any discrepancy or contradiction between this Pricing Term Sheet and the Preliminary Prospectus Supplement, this Pricing Term Sheet shall prevail.

U.K. Bail-in Power Acknowledgement:	Yes. See section entitled “Description of Debt Securities—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Prospectus.

Ranking:	The ranking of the Notes is described under “Description of Subordinated Notes—Ranking” in the Preliminary Prospectus Supplement.

Optional Redemption:	The Notes are redeemable as described under “Description of Subordinated Notes—Redemption Provisions—Optional Redemption” in the Preliminary Prospectus Supplement.

Tax Redemption:	The Notes are also redeemable as described under “Description of Subordinated Notes—Redemption Provisions—Tax Redemption” in the Preliminary Prospectus Supplement.

Regulatory Event Redemption:	The Notes are also redeemable as described under “Description of Subordinated Notes —Redemption Provisions—Regulatory Event Redemption” in the Preliminary Prospectus Supplement.

LIBOR:	3-month USD LIBOR (as determined by reference to Reuters Page LIBOR01) (“LIBOR”).

LIBOR will be determined by the Calculation Agent in accordance with the provisions described in the Preliminary Prospectus Supplement under “Description of Subordinated Notes––Determination of Floating Interest Rate––Calculation of LIBOR.”

If the Issuer determines that LIBOR has ceased to be published on Reuters Page LIBOR01 or any successor or replacement page as a result of such benchmark ceasing to be calculated or administered when any Floating Interest Rate (or the relevant component part thereof) remains to be determined by LIBOR, then the provisions described under “Description of Subordinated Notes––Determination of Floating Interest Rate––Replacement for LIBOR” in the Preliminary Prospectus Supplement shall apply to the Notes.

Margin:	305.4 bps (the “Margin”)

Benchmark Treasury:	UST 2.375% due May 15, 2029

Spread to Benchmark:	300 bps

Reoffer Yield:	5.088% (semi-annual)

Issue Price:	100.00%

Underwriting Discount:	0.450%

Net Proceeds:	$1,493,250,000

Sole Bookrunner:	Barclays Capital Inc.

Senior Co-managers:	Desjardins Securities Inc., PNC Capital Markets LLC, Scotia Capital (USA) Inc., Skandinaviska Enskilda Banken AB (publ), Standard Chartered Bank, U.S. Bancorp Investments, Inc.

Co-managers:	Academy Securities, Inc., BB&T Capital Markets, a division of BB&T Securities, LLC, Capital One Securities, Inc., CastleOak Securities, L.P., MUFG Securities Americas Inc., National Bank of Canada Financial Inc., R. Seelaus & Co., LLC, Rabo Securities USA, Inc., The Williams Capital Group, L.P.

Risk Factors:	An investment in the Notes involves risks. See “Risk Factors” section beginning on page S-19 of the Preliminary Prospectus Supplement.

Denominations:	$200,000 and integral multiples of $1,000 in excess thereof.

ISIN/CUSIP:	US06738EBK01 / 06738E BK0

Legal Entity Identifier (“LEI”) Code	213800LBQA1Y9L22JB70

Settlement:	The Depository Trust Company; Book-entry; Transferable

Documentation:	To be documented under the Issuer’s shelf registration statement on Form F-3 (No. 333-223156) and to be issued pursuant to the Dated Subordinated Debt Securities Indenture dated May 9, 2017, between the Issuer and The Bank of New York Mellon, London Branch, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, to be entered into on or about the Issue Date, between the Issuer, the Trustee and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Subordinated Debt Security Registrar.

Listing:	We will apply to list the Notes on the New York Stock Exchange.

Governing Law:	New York law, except for the waiver of set-off provisions which will be governed by English law.

Definitions:	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Prospectus) and the Preliminary Prospectus Supplement) with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the Prospectus and the Preliminary Prospectus Supplement for this offering in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the Prospectus and the Preliminary Prospectus Supplement from Barclays Capital Inc. by calling 1-888-603-5847.

No PRIIPs KID. No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

It is expected that delivery of the Notes will be made for value on or about June 20, 2019, which will be the fifth (5th) business day in the United States following the date of pricing of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, purchases or sales of Notes in the secondary market generally are required to settle within two (2) business days (T+2), unless the parties to any such transaction expressly agree otherwise. Accordingly, purchasers of the Notes who wish to trade the Notes on the date of the prospectus supplement or the next two (2) succeeding business days, will be required, because the Notes initially will settle within five (5) business days (T+5) in the United States, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade on the date of the prospectus supplement or the next two (2) succeeding business days should consult their own legal advisers.

This communication is being distributed to, and is directed only at, persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000, as amended, does not apply (such persons being referred to as “relevant persons”). Any person who is not a relevant person should not act or rely on this communication or any of its contents. Any investment activity (including, but not limited to, any invitation, offer or agreement to subscribe, purchase or otherwise acquire securities) to which this communication relates will only be available to, and will only be engaged with, relevant persons.

Singapore Securities and Futures Act Product Classification – Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018).

To the extent any dealer that is not a U.S. registered broker-dealer intends to effect any offers or sales of any Notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

4